Exhibit (h)(4)

Expense Limitation Agreement (Affiliated Funds)

January 18, 2024

Clayton Street Trust

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Henderson Investors US LLC (the “Adviser”) with respect to Protective Life Dynamic Allocation Series - Conservative Portfolio, Moderate Portfolio and Growth Portfolio (each a “Fund”). This letter is to inform you that the Adviser will waive and/or reimburse to the Funds a portion of its management fee in an amount equal to a portion of the management fee it earns as investment adviser to affiliated exchange traded funds (“ETFs") in which a Fund invests (if any), for at least the period from April 29, 2024 until May 1, 2025, set forth as follows:

1.	With respect to each investment by a Fund in an affiliated ETF, the waiver/reimbursement amount shall be equal to the amount of Fund assets invested in the affiliated ETF, multiplied by an amount equal to the current daily unitary management fee of the affiliated ETF less certain asset-based operating fees and expenses incurred on a per-fund basis and paid by the Adviser with respect to the affiliated ETF (such expenses include, but are not limited to: custody, sub-administration, and transfer agency fees and fees paid to the distributor) (“Waiver Amount”).

2.	The Waiver Amount shall be calculated by the Adviser on a monthly basis and used daily for purposes of calculating the Funds’ net asset value per share.

For the avoidance of doubt, the Adviser may not recover from the Fund amounts previously waived pursuant to this Agreement.

This waiver/reimbursement will continue in effect until May 1, 2025, unless otherwise terminated, revised or extended by the Board of Trustees. This waiver/reimbursement may be terminated at any time by the Trustees of the Trust, and may be amended only if such amendment is approved by the Trustees of the Trust.

JANUS HENDERSON INVESTORS US LLC		CLAYTON STREET TRUST
By:	/s/ Brennan Hughes	By:	/s/ Jesper Nergaard
Brennan Hughes Chief Accounting Officer and Treasurer		Jesper Nergaard Vice President, Chief Financial Officer, Treasurer and Principal Accounting Officer

Janus Henderson Investors

151 Detroit St, Denver CO 80206

janushenderson.com